                                                                       Exhibit 1

                  [LIPMAN TRANSACTION SOLUTIONS LOGO OMITTED]

FOR FURTHER INFORMATION CONTACT

ISRAEL:                                          UNITED STATES:
Maya Lustig                                      Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager    KCSA Worldwide
Lipman Electronic Engineering Ltd.               800 Second Ave.
11 Haamal Street, Park Afek                      New York, NY 10017
Rosh Haayin 48092, Israel                        (212) 896-1214/(212) 896-1209
972-3-902-8603                                   jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

                   LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS
                          SECOND QUARTER 2005 RESULTS

                           Revenues of $58.3 Million;

             Net Income of $7.4 Million, or $0.27 Per Diluted Share;

    Excluding Stock-Based Compensation, Non-GAAP Net Income of $8.7 Million,
                          or $0.31 Per Diluted Share;

ROSH HAAYIN, ISRAEL, JULY 26, 2005 - Lipman Electronic Engineering Ltd. (Nasdaq,
TASE: LPMA), a leading provider of electronic payment systems, today announced financial results for the second quarter ended June 30, 2005.

         For the second quarter of 2005, revenues were $58.3 million, an increase of 52.2% over revenues of $38.3 million for the second quarter of 2004.
Revenues increased due to the consolidation of Dione's results of operations, as well as increased sales in the United States and Latin America. Net income for the quarter was $7.4 million, or $0.27 per diluted share, compared to $6.6 million, or $0.25 per diluted share, for the comparable period in 2004. There were 27,536,901 diluted shares outstanding in the second quarter of 2005 compared to 26,991,269 diluted shares outstanding in the second quarter of 2004.
All share and per share data have been adjusted to reflect a two-for-one stock split effected on June 22, 2004.

         Gross profit for the quarter was $25.2 million, or 43.3% of revenues, compared to $18.0 million, or 47.1% of revenues, for the second quarter of 2004.
The lower gross margin is due mainly to the consolidation of Dione's results as the gross margin on products sold by Dione is lower than the Company's gross margin prior to Dione's acquisition.

         During the second quarter of 2005, the Company had amortization of intangible assets expenses of $746,000, compared to $52,000 of such expenses in the second quarter of 2004. In

addition, operating expenses for the second quarter of 2005 included $478,000
(equal to approximately $.02 per share) in special legal expenses in connection with patent infringement claims brought against the company, and most of the other major POS terminal vendors serving the US market, by Verve, LLC and filed with the US International Trade Commission. In February 2005, Verve filed a motion to withdraw the complaint and terminate the ITC action without prejudice.
The ITC Administrative Law Judge has terminated the ITC investigation ending the case against the Company.

         Financial income for the second quarter of 2005 was $787,000, compared to $415,000 for the second quarter of 2004. Financial income in the second quarter of 2005 included $522,000, or approximately $0.02 per share related to a one-time gain from the sale of the Company's shares in Wizcom Technologies Ltd.

         Operating expenses for the three months ended June 30, 2005 also included $1.3 million of non-cash stock-based compensation expenses compared to
$1.2 million of similar expenses in the comparable period in 2004. Excluding the effect of stock-based compensation, non-GAAP net income for the quarter was $8.7 million, or $0.31 per diluted share, compared to non-GAAP net income of $7.8 million, or $0.29 per diluted share, for the same period last year.

         As of June 30, 2005, the Company had cash and cash equivalents of
$121.5 million compared to $117.4 million as of December 31, 2004.

         For the six months ended June 30, 2005, revenues increased 59.8% to
$112.5 million, from $70.4 million in the same period last year. Revenues increased due to the consolidation of Dione's results of operations, as well as increased sales in the United States, Latin America and Turkey. Net income for the six months was $12.6 million, or $0.46 per diluted share, compared to $11.5 million, or $0.44 per diluted share, in the same period in 2004. There were
27,498,156 diluted shares outstanding in the six months ended June 30, 2005 compared to 26,148,486 diluted shares outstanding in the first six months of
2004.

         For the six months ended June 30, 2005, gross profit was $48.1 million, or 42.8% of revenues, compared to $33.8 million, or 48.0% of revenues, for the same period in 2004. The lower gross margin is due mainly to the consolidation of Dione's results as the gross margin on products sold by Dione is lower then the Company's gross margin prior to Dione's acquisition.

         During the first half of 2005, the Company had amortization of intangible assets expenses of $1.6 million, compared to $103,000 of such expenses in the comparable period in 2004 and incurred $899,000 in special legal expenses related to the patent infringement claims by Verve. Operating expenses for the six months ended June 30, 2005 included $2.6 million of non-cash stock-based compensation expenses, compared to $3.0 million of non-cash stock-based compensation expenses in the six-month period in 2004. Excluding the effect of stock-based compensation, non-GAAP net income for the period was $15.3 million, or $0.55 per diluted share, compared to non-GAAP net income of $14.5 million, or $0.56 per diluted share, for the six months ended June 30, 2004.

         Cash flow from operating activities for the six months ended June 30,
2005 was $5.2 million.

         In May, 2005, a public offering of 2,269,000 Lipman ordinary shares was completed by certain shareholders. Proceeds from the offering went to the selling shareholders. Lipman did receive approximately $1.2 million upon the exercise of options for shares sold in the offering by two of the selling shareholders.

         Commenting on the results, Isaac Angel, President and CEO of Lipman said, "Our revenues for the second quarter were driven in part by strength in our international markets, notably Turkey, Spain and Latin America where our performance remained strong as we received major orders from a number of key customers. We believe our success in these markets is indicative of the strong relationships that we have been able to develop, and of the appreciation institutions have for the technological benefits of our solutions. We are also encouraged by the momentum and solid performance Lipman achieved in the United
States, which we attribute to the success of our new U.S. management team and the receipt of key certifications in 2004."

         "During the quarter, we achieved Sistema 4B certification in Spain.
This certification positions Lipman to take better advantage of this market as it allows us to begin selling our NURIT 8010 wireless terminals to all banks that process payment transactions through Sistema 4B, one of the leading network authorization centers for electronic payments in Spain. This certification should help Lipman to effectively implement its growth strategy just as the
Company has done in other regions around the world."

         Mr. Angel concluded, "We will continue to build on Lipman's strong performance, and we remain focused on driving growth through innovation and the successful execution of our long-term business strategy. We remain positive about the trends in our business, and we believe the combination of our solid financial position, strong customer relationships, and our commitment to leadership and quality, will enable us to continue expanding our business in the point of sale market for the rest of the year and beyond."

ABOUT LIPMAN

         Lipman is a leading worldwide provider of electronic payment systems.
Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card ("Chip & PIN")
solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

         Lipman's corporate headquarters and R&D facilities are located in
Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China,
Spain, Finland, Russia, Italy, Canada and Latin America. For more information visit www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

                               (Tables to follow)

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED BALANCE SHEET


U.S. DOLLARS IN THOUSANDS                             JUNE 30      DECEMBER 31
                                                        2005          2004
ASSETS                                              (Unaudited)     (Audited)

CURRENT ASSETS:
Cash and cash equivalents                             121,490        117,396
Marketable securities                                       -          1,176
Trade receivables, net                                 44,639         42,349
Other receivables and prepaid expenses                  9,869          7,835
Inventories                                            32,591         31,941
                                                       ------         ------

Total current assets                                  208,589        200,697

Property, plant and equipment, net                     13,502         11,971
Severance pay fund                                      2,801          2,674
Other long-term assets                                  2,810          2,054
Intangible assets, net                                 29,285         30,646
Goodwill                                               52,065         56,081

TOTAL ASSETS                                          309,052        304,123

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                         17,282         20,028
Other payables and accrued expenses                    20,031         25,435
                                                       ------         ------

Total current liabilities                              37,313         45,463

Other long-term liabilities                            14,027         15,257
Accrued severance pay                                   3,950          3,810

Total shareholders' equity                            253,762        239,593

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            309,052        304,123


LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)


                                                   THREE MONTHS                   SIX MONTHS
                                                  ENDED JUNE 30,                ENDED JUNE 30,

                                                2005          2004            2005          2004
                                             (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)

Revenues                                          58,295        38,283         112,503        70,386
Cost of revenues                                  33,053        20,247          64,365        36,612
                                                  ------        ------          ------        ------

Gross profit                                      25,242        18,036          48,138        33,774

Operating expenses:
Research and development                           4,122         1,606           7,547         3,094
Selling and marketing                              7,376         4,288          14,644         8,412
General and administrative                         2,110         2,850           4,375         5,365
Special legal expenses                               478             -             899             -
Stock-based compensation                           1,281         1,205           2,618         3,045
Amortization of intangible assets                    746            52           1,619           103
                                                     ---            --           -----           ---

Total operating expenses                          16,113        10,001          31,702        20,019

Operating income                                   9,129         8,035          16,436        13,755
Financial income, net                                787           415           1,037           681
Other expenses, net                                  -18             -             -49             -
                                                     ---             -             ---             -

Income before taxes on income                      9,898         8,450          17,424        14,436
Taxes on income                                    2,529         1,807           4,781         2,953
                                                   -----         -----           -----         -----

Net income                                         7,369         6,643          12,643        11,483
                                                   -----         -----          ------        ------

Diluted earnings per share(*)                       0.27          0.25            0.46          0.44

Number of shares for diluted earnings per
share(*)                                      27,536,901    26,991,269      27,498,156    26,148,486


(*) All share and per share data have been retroactively adjusted for a two-for-one stock split effected on June 22, 2004

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. DOLLARS IN THOUSANDS


                                                                THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                     JUNE 30,                  JUNE 30,
                                                                 2005         2004         2005         2004
                                                             (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:
                                                                  7,369        6,643        12,643       11,483
Net income for the period

Adjustments require to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization                                     1,294          391         2,637          710
Stock-based compensation related to options issued to             1,281        1,205         2,618        3,045
employees and others
Decrease (increase) in trade receivables and other              (1,667)        2,487       (6,797)        3,427
receivables
Decrease (increase) in inventories                              (1,359)          729       (1,604)      (1,656)
Increase (decrease) in trade payables &                         (3,908)        1,867       (5,102)      (1,655)
other liabilities
Tax benefit related to exercise of options                        1,119           42         1,415          258
Gain on available-for-sale marketable securities                  (522)            -         (522)            -
Deferred income taxes, net                                        (474)        (232)         (130)        (815)
Other                                                                73          (7)           (1)          154
                                                                    ---          ---           ---          ---
Net cash provided by operating activities                         3,206       13,125         5,157       14,951

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                       (1,379)        (779)       (2,507)      (1,342)
Proceed from sales of available-for-sale marketable                 431            -           431            -
securities
Other                                                              (28)           42             6           65
                                                                   ----          ---           ---          ---
Net cash used in investing activities                             (976)        (737)       (2,070)      (1,277)

CASH FLOW FROM FINANCING ACTIVITIES:
Exercise of options granted to employees and other                1,539          280         1,749        1,201
Issuance of shares, net                                               -         (80)             -       91,347
Principal payments of long-term bank loans                            -        (886)             -        (921)
Loan received from minority shareholders in a subsidiary              -            -           150            -
                                                                                 ---           ---          ---
Net cash provided by (used in) financing activities               1,539        (686)         1,899       91,627

Effect of exchange rate differences on cash and cash              (566)            -         (892)            -
equivalents

INCREASE IN CASH AND CASH EQUIVALENTS                             3,203       11,702         4,094      105,301
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD        118,287      151,064       117,396       57,465
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD              121,490      162,766       121,490      162,766
                                                                -------      -------       -------      -------
